XTRA-GOLD RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

(expressed in U.S. Dollars, except where noted)

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Xtra-Gold Resources Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Xtra-Gold Resources Corp. and subsidiaries (the "Company") as of December 31, 2021, and the related consolidated statements of operations, equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are required to be independent with respect to the Company in accordance with the relevant ethical requirements relating to our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures including examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current year audit of the financial statement that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that Xtra-Gold Resources Corp. will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred significant operating losses from operations since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Harbourside CPA

Vancouver, Canada

March 31, 2022

We have served as the Company's auditor since January 2022.  649800001

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

AS AT	December 31, 2021	December 31, 2020	December 31, 2019

ASSETS
Current
Cash and cash equivalents	$4,675,328	$4,451,256	$3,981,239
Investment in trading securities, at cost of $3,268,618 (December 31, 2020 - $1,977,477, December 31, 2019 - $923,009) (Note 4)	3,373,358	2,345,984	887,143
Receivables and other assets	103,204	100,605	177,441
Inventory (Note 8)	975,270	841,978	393,034
Total current assets	9,127,160	7,739,823	5,438,857

Restricted cash (Note 7)	296,322	296,322	296,322
Equipment, net (Note 5)	600,127	570,375	405,724
Mineral properties (Note 6)	734,422	734,422	734,422

TOTAL ASSETS	$10,758,031	$9,340,942	$6,875,325

LIABILITIES AND EQUITY

Current
Accounts payable and accrued liabilities	$1,029,140	$286,422	$147,313
Warrant liability (Note 9)	-	-	137,313
Asset retirement obligation (Note 7)	93,343	140,397	158,914
Total current liabilities	1,122,483	426,819	443,540

Total liabilities	1,122,483	426,819	443,540

Equity
Capital stock (Note 9)
Authorized - 250,000,000 common shares with a par value of $0.001
Issued and outstanding
46,687,517 common shares (December 31, 2020 - 46,817,017 common shares, December 31, 2019 - 45,844,117 common shares)	46,688	46,817	45,844
Additional paid in capital	31,770,515	31,998,045	31,523,284
Shares in treasury	(13,294)	(4,857)	(9,430)
Accumulated deficit	(21,977,165)	(22,813,141)	(24,673,390)

Total Xtra-Gold Resources Corp. stockholders' equity	9,826,744	9,226,864	6,886,308
Non-controlling interest	(191,196)	(312,741)	(454,523)

Total equity	9,635,548	8,914,123	6,431,785

TOTAL LIABILITIES AND EQUITY	$10,758,031	$9,340,942	$6,875,325

History and organization of the Company (Note 1)	APPROVED ON BEHALF OF THE BOARD
Continuance of operations (Note 2)
Contingency and commitments (Note 14)

"James Longshore"	"James Schweitzer"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. Dollars)

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019

EXPENSES
Amortization	$173,667	$154,939	$142,323
Exploration	1,610,502	748,497	474,025
General and administrative	377,345	578,176	344,710

LOSS BEFORE OTHER ITEMS	(2,161,514)	(1,481,612)	(961,058)

OTHER ITEMS
Foreign exchange gain (loss)	(426,420)	(124,558)	(40,849)
Net gain (loss) on trading securities	714,523	1,346,699	1,485,100
Other income	55,972	45,589	48,476
Impairment on marketable securities	(211,018)	-	-
Recovery of gold	4,074,170	2,373,592	1,878,198
Change in fair value warrant derivative liability	-	137,313	(21,520)

	4,207,227	3,778,635	3,349,405

Consolidated pre tax income for the year	2,045,713	2,297,023	2,388,347
Income tax expense	(1,088,192)	(294,992)	-
Net income after tax	957,521	2,002,031	2,388,347
Net gain attributable to non-controlling interest	(121,545)	(141,782)	(140,390)

Net income attributable to Xtra-Gold Resources Corp.	$835,976	$1,860,249	$2,247,957

Basic income attributable to common shareholders per common share	$0.02	$0.04	$0.05
Diluted income attributable to common shareholders per common share	$0.02	$0.04	$0.05

Basic weighted average number of common shares outstanding	46,779,574	46,645,387	46,095,232
Diluted weighted average number of common shares outstanding	48,925,574	49,033,887	49,589,430

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED STATEMENT OF EQUITY

(Expressed in U.S. Dollars)

	Common Stock
	Number of Shares	Amount	Additional Paid in Capital	Shares in Treasury	Accumulated Deficit	Non- Controlling Interest	Total

Balance, December 31, 2018	46,245,917	$46,246	$31,636,385	$-	$(26,921,347)	$(594,913)	$4,166,371
Stock-based compensation	-	-	10,642	-	-	-	10,642
Repurchase of shares	(401,800)	(402)	(123,743)	-	-	-	(124,145)
Shares in treasury	-	-	-	(9,430)	-	-	(9,430)
Income for the year	-	-	-	-	2,247,957	140,390	2,388,347
Balance, December 31, 2019	45,844,117	45,844	31,523,284	(9,430)	(24,673,390)	(454,523)	6,431,785
Stock-based compensation	-	-	196,115	-	-	-	196,115
Exercise of warrants	885,000	885	333,247	-	-	-	334,132
Exercise of stock options	346,500	346	71,566	-	-	-	71,912
Repurchase of shares	(258,600)	(258)	(126,167)	9,430	-	-	(116,995)
Shares in treasury	-	-	-	(4,857)	-	-	(4,857)
Income for the year	-	-	-	-	1,860,249	141,782	2,002,031
Balance, December 31, 2020	46,817,017	46,817	31,998,045	(4,857)	(22,813,141)	(312,741)	8,914,123
Stock-based compensation	-	-	2,504	-	-	-	2,504
Exercise of stock options	255,000	255	94,674	-	-	-	94,929
Repurchase of shares	(384,500)	(384)	(324,708)	4,857	-	-	(320,235)
Shares in treasury	-	-	-	(13,294)	-	-	(13,294)
Income for the year	-	-	-	-	835,976	121,545	957,521
Balance, December 31, 2021	46,687,517	$46,688	$31,770,515	$(13,294)	$(21,977,165)	$(191,196)	$9,635,548

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES
Income for the year	$957,521	$2,002,031	$2,388,347
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	173,667	154,939	142,323
Stock-based compensation	2,504	196,115	10,642
Change in fair value warrant derivative liability	-	(137,313)	21,520
Unrealized foreign exchange loss (gain)	(40,017)	(296,022)	(49,478)
Purchase of trading securities	(2,537,144)	(1,378,637)	(801,932)
Proceeds on sale of trading securities	2,053,292	1,562,517	1,921,090
Net loss (gain) on sales of trading securities	(714,523)	(1,346,699)	(1,485,100)
Impairment on trading securities	211,018	-	-
Changes in non-cash working capital items:
(Increase) decrease in receivables and other assets	(2,599)	76,836	(105,270)
Decrease (increase) in inventory	(133,292)	(448,944)	(242,098)
Change in asset retirement obligation	(47,054)	(18,517)	(29,314)
Increase (decrease) in accounts payable and accrued liabilities	742,718	139,110	(172,871)

Net cash provided by operating activities	666,091	505,415	1,597,859

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(203,419)	(319,590)	(47,170)
Net cash used in investing activities	(203,419)	(319,590)	(47,170)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options and warrants	94,929	406,044	-
Repurchase of capital stock	(333,529)	(121,852)	(133,575)
Net cash (used in) provided by financing activities	(238,600)	284,192	(133,575)

Change in cash and cash equivalents and restricted cash during the year	224,072	470,017	1,417,114

Cash and cash equivalents and restricted cash, beginning of the year	4,747,578	4,277,561	2,860,447

Cash and cash equivalents and restricted cash, end of the year	$4,971,650	$4,747,578	$4,277,561

Reconciliation of Cash and Cash Equivalents and Restricted Cash
Cash and cash equivalents at beginning of year	$4,451,256	$3,981,239	$2,564,125
Restricted cash at beginning of year	296,322	296,322	296,322
Cash and cash equivalents and restricted cash at beginning of year	$4,747,578	$4,277,561	$2,860,447

Cash and cash equivalents at end of year	$4,675,328	$4,451,256	$3,981,239
Restricted cash at end of year	296,322	296,322	296,322
Cash and cash equivalents and restricted cash at end of year	$4,971,650	$4,747,578	$4,277,561

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2021

1. HISTORY AND ORGANIZATION OF THE COMPANY

Xtra-Gold Resources Corp., previously Silverwing Systems Corporation, was incorporated under the laws of the State of Nevada on September 1, 1998, pursuant to the provisions of the Nevada Revised Statutes. In 2003, the Company became a resource exploration company. On November 30, 2012, the Company redomiciled from the USA to the British Virgin Islands.

In 2004, the Company acquired 100% of the issued and outstanding capital stock of Canadiana Gold Resources Limited ("Canadiana") and 90% of the issued and outstanding capital stock of Goldenrae Mining Company Limited ("Goldenrae"). Both companies are incorporated in Ghana and the remaining 10% of the issued and outstanding capital stock of Goldenrae is held by the Government of Ghana. On December 21, 2005, Canadiana changed its name to Xtra-Gold Exploration Limited ("XG Exploration"). On January 13, 2006, Goldenrae changed its name to Xtra-Gold Mining Limited ("XG Mining").

2. CONTINUANCE OF OPERATIONS - GOING CONCERN

The Company is in development as an exploration company. It may need financing for its exploration and acquisition activities. Although the Company has incurred a gain of $835,976 for the year ended December 31, 2021, it has an accumulated a deficit of $21,977,165. Results for the year ended December 31, 2021 are not necessarily indicative of future results. The uncertainty of gold recovery and the fact the Company does not have a demonstrably viable business to provide future funds, raises substantial doubt about its ability to continue as a going concern for one year from the issuance of the financial statements. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan, which is typical for junior exploration companies. The financial statements do not include any adjustments related to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company's operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company's operations and ability to finance its operations.

Currently, Covid-19 has not affected any of the Company's operations in Ghana. The first cases of Covid-19 were detected much later in Ghana than other parts of the world, and Government action has limited the incidence of transmission. The Company continues to monitor the potential effects on its operations and is implementing protocol to hopefully help in minimize its impact. However, investors are cautioned this is an evolving issue, and that there is not guarantee the Company's protocols will be effective.

Management of the Company ("Management") is of the opinion that sufficient financing will be obtained from external sources and further share issuances will be made to meet the Company's obligations. The Company's discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

3. SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America ("US GAAP").

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2021

Principles of consolidation

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, XG Exploration (from February 16, 2004) and its 90% owned subsidiary, XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, and the valuation allowance applied to deferred income taxes. Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2021, 2020 and 2019, cash and cash equivalents consisted of cash held at financial institutions.

The Company has been required by the Ghanaian government to post a bond for environmental reclamation. This cash has been recorded as restricted cash, a non-current asset.

Receivables

Management has evaluated all receivables and has provided allowances for accounts where it deems collection doubtful. As of December 31, 2021, 2020, and 2019, the Company had not recorded any allowance for doubtful accounts.

Inventory

Inventories are initially recognized at cost and subsequently stated at the lower of cost or net realizable value. The Company's inventory consists of raw gold. Costs are determined using the first-in, first-out ("FIFO") method and includes expenditures incurred in extracting the raw gold, other costs incurred in bringing them to their existing location and condition, and the cost of reclaiming the disturbed land to a natural state.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventories are written down to net realizable value when the cost of inventories is not estimated to be recoverable due to declining selling prices, or other issues related to the sale of gold.

Recovery of gold

Recovery of gold and other income is recognized when title and the risks and rewards of ownership to delivered bullion and commodities pass to the buyer and collection is reasonably assured.

Trading securities

The Company's trading securities are reported at fair value, with realized and unrealized gains and losses included in earnings.

Non-Controlling Interest

The consolidated financial statements include the accounts of XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated upon consolidation. The Company records a non-controlling interest which reflects the 10% portion of the earnings (loss) of XG Mining allocable to the holders of the minority interest.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2021

Equipment

Equipment is recorded at cost and is being amortized over its estimated useful lives using the declining balance method at the following annual rates:

Furniture and equipment	20%

Computer equipment	30%

Vehicles	30%

Mining and exploration equipment	20%

Mineral properties and exploration and development costs

The costs of acquiring mineral rights are capitalized at the date of acquisition. After acquisition, various factors can affect the recoverability of the capitalized costs. If, after review, management concludes that the carrying amount of a mineral property is impaired, it will be written down to estimated fair value. Exploration costs incurred on mineral properties are expensed as incurred. Development costs incurred on proven and probable reserves will be capitalized. Upon commencement of production, capitalized costs will be amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves (which exclude non-recoverable reserves and anticipated processing losses). When the Company receives an option payment related to a property, the proceeds of the payment are applied to reduce the carrying value of the exploration asset.

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets with finite lives to determine whether there is any indication that those assets are impaired. Where such an indication exists, the recoverable amount of the asset is estimated. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or "CGUs"). The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

The Company has assessed the assets of all its operating entities and has determined that no impairment was considered necessary for the Company's non-financial assets as at December 31, 2021, 2020 and 2019.

Long-lived assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Asset retirement obligations

The Company records the estimated rehabilitation value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the changes in the estimated future cash flows underlying the obligation (asset retirement cost).

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2021

Stock-based compensation

The Company accounts for stock compensation arrangements under ASC 718 "Compensation - Stock Compensation" using the fair value based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. This guidance establishes standards for the accounting for transactions in which an entity exchanges it equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments.

The Company uses the fair value method for equity instruments granted to non-employees and use the Black-Scholes model for measuring the fair value of options. The stock based fair value compensation is determined as of the date of the grant (measurement date) and is recognized over the vesting periods.

Warrants

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. The warrants are presented as a liability because they do not meet the criteria of Accounting Standard Codification ("ASC") topic 480 for equity classification. Subsequent changes in the fair value of the warrants are recorded in the consolidated statement of operations.

Share repurchases

The Company accounts for the repurchase of its common shares as an increase in shares in treasury for the market value of the shares at the time of purchase. When the shares are cancelled, the issued and outstanding shares are reduced by the $0.001 par value and the difference is accounted for as a reduction in additional paid in capital.

Share-based payment transactions

The fair value is measured at grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods and services received.

Income taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be recognized.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2021

Income (Loss) per share

Basic income (loss) per common share is computed using the weighted average number of common shares outstanding during the period. To calculate diluted income per share, the Company uses the treasury stock method and if converted method. As of December 31, 2021, there were Nil warrants (December 31, 2020 - Nil, December 31, 2019 - 1,250,000) and 2,381,000 stock options (December 31, 2020 - 2,636,000, December 31, 2019 - 2,615,000). For the year ending December 31, 2021, the fully diluted weighted average shares outstanding would increase to 48,925,574 (December 31, 2020 - 49,033,887, December 31, 2019 - 49,589,430) from the basic weighted average shares outstanding of 46,779,574 (December 31, 2020 - 46,645,387, December 31, 2019 - 46,095,232). This increase did not change the income per share from the basic income per share number.

Foreign exchange

The Company's functional currency is the U.S. dollar. Any monetary assets and liabilities that are in a currency other than the U.S. dollar are translated at the rate prevailing at year end. Revenue and expenses in a foreign currency are translated at rates that approximate those in effect at the time of translation. Gains and losses from translation of foreign currency transactions into U.S. dollars are included in current results of operations.

Financial instruments

The Company's financial instruments consist of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these financial instruments approximate their carrying values unless otherwise noted. Cash in Canada is primarily held in financial institutions. Balances on hand may exceed insured maximums. Cash in Ghana is held in banks with a strong international presence. Ghana does not insure bank balances.

Fair value of financial assets and liabilities

Our financial assets and liabilities that are measured at fair value on a recurring basis include cash equivalents, marketable securities, derivative contracts, and marketable debt securities. Our financial assets measured at fair value on a nonrecurring basis include non-marketable equity securities, which are adjusted to fair value when observable price changes are identified or when the non-marketable equity securities are impaired (referred to as the measurement alternative). Other financial assets and liabilities are carried at cost with fair value disclosed, if required.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. Assets and liabilities recorded at fair value are measured and classified in accordance with a three-tier fair value hierarchy based on the observability of the inputs available in the market used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Inputs that are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be derived from observable market data. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and credit ratings.

Level 3 - Unobservable inputs that are supported by little or no market activities.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Cash, Cash Equivalents, and Marketable Securities

We invest all excess cash primarily in time deposits, money market funds, corporate debt securities, equities, limited partnerships, and rights and warrants.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2021

We classify all marketable debt securities that have stated maturities of three months or less from the date of purchase as cash equivalents and those with stated maturities of greater than three months as marketable securities on our Consolidated Balance Sheets.

We determine the appropriate classification of our investments in marketable debt securities at the time of purchase and reevaluate such designation at each balance sheet date. We have classified and accounted for our marketable debt securities as trading securities. After consideration of our risk versus reward objectives, as well as our liquidity requirements, we may sell these debt securities prior to their stated maturities. For all of our marketable debt securities we have elected the fair value option, for which changes in fair value are recorded in other income (expense), net. We determine any realized gains or losses on the sale of marketable debt securities on a specific identification method, and we record such gains and losses as a component of other income (expense), net.

The following tables summarize our debt securities, at their fair value, by significant investment categories as of December 31, 2021, 2020 and 2019:

Level 1 - Cash equivalents	December 31, 2021	December 31, 2020	December 31, 2019

Money market funds	$2,688,758	$3,772,568	$3,620,109
	$2,688,758	$3,772,568	$3,620,109

	December 31, 2021	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$4,675,328	$4,675,328	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	3,373,358	2,680,755	692,603	-
Total	$8,345,008	$7,652,405	$692,603	$-

	December 31, 2020	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$4,451,256	$4,451,256	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	2,345,984	2,345,984	-	-
Total	$7,093,562	$7,093,562	$-	$-

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2021

	December 31, 2019	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$3,981,239	$3,981,239	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	887,143	887,143	-	-
Warrant liability	(137,313)	-	-	(137,313)
Total	$5,027,391	$5,164,704	$-	$(137,313)

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources. The fair value of the warrant liability was determined through the Black Scholes valuation model.

Debt Securities

We classify our marketable debt securities, which are accounted for as trading securities, within Level 1 or 2 in the fair value hierarchy because we use quoted market prices to the extent available or alternative pricing sources and models utilizing market observable inputs to determine fair value.

Investment in trading securities

The following discusses our marketable equity securities, non-marketable equity securities, gains and losses on marketable and non-marketable equity securities, as well as our equity securities accounted for under the equity method.

Our marketable equity securities are publicly traded stocks or funds measured at fair value and classified within Level 1 and 2 in the fair value hierarchy because we use quoted prices for identical assets in active markets or inputs that are based upon quoted prices for similar instruments in active markets.

Our non-marketable equity securities are investments in privately held companies without readily determinable market values. The carrying value of our non-marketable equity securities is adjusted to fair value for observable transactions for identical or similar investments of the same issuer or impairment (referred to as the measurement alternative). Non-marketable equity securities that have been remeasured during the period based on observable transactions are classified within Level 2 or Level 3 in the fair value hierarchy because we estimate the value based on valuation methods which may include a combination of the observable transaction price at the transaction date and other unobservable inputs including volatility, rights, and obligations of the securities we hold.

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. As of December 31, 2021, the Company held $4,578,256 (December 31, 2020 - $4,305,287, December 31, 2019 - $3,646,758) in low-risk cash and money market funds which are not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. The Company has contracted to sell all its recovered gold through a licensed exporter in Ghana.

The Company uses one smelter to process its raw gold. Ownership of the gold is transferred to the smelting company at the mine site. The Company has not experienced any losses from this sole sourced smelter and believes it is not exposed to any significant risks on its gold processing.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2021

Segregated information

The Company has exploration assets in Ghana. The remainder of the Company's assets are divided between corporate and Ghana.

Related parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

Commitments and contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company's financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company's business, financial position, and results of operations or cash flows.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2021

Recent accounting pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes: Simplifying the Accounting for Income Taxes ("ASU 2019-12"), which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The standard is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2020, with early adoption permitted. Adoption of the standard requires certain changes to be made prospectively, with some changes to be made retrospectively. The adoption of this standard did not have a material impact on its financial position, results of operations or cash flows.

In August 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40), Accounting for Convertible Instruments and Contract's in an Entity's Own Equity. The ASU simplifies accounting for convertible instruments by removing major separation models required under current GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for it. The ASU simplifies the diluted net income per share calculation in certain areas. The ASU is effective for annual and interim periods beginning after December 31, 2021, and early adoption is permitted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company does not expect the adoption of this standard to have a material impact on its consolidated statements of financial position, results of operations, or cash flows.

4. INVESTMENTS IN TRADING SECURITIES

At December 31, 2021, the Company held investments classified as trading securities, which consisted of various equity securities. All trading securities are carried at fair value. Private company investments are valued using Level 3 methods. Private company investments are initially valued at the cost of the investment. If a subsequent investment in the same security is made at a different price, the entire investment is valued at the new price and any gain or loss is recognized in other income, net. All other marketable securities are publicly traded and valued using Level 1 methods. As of December 31, 2021, the fair value of trading securities was $3,373,358 (December 31, 2020 - $2,345,984, December 31, 2019 - $887,143).

	December 31, 2021	December 31, 2020	December 31, 2019
Investments in trading securities at cost	$3,268,618	$1,977,477	$923,009
Unrealized gains (losses)	104,740	368,507	(35,866)
Investments in trading securities at fair market value	$3,373,358	$2,345,984	$887,143

The fair value carrying value of investments by category is as follows:

	December 31, 2021	December 31, 2020	December 31, 2019

Level 1	$2,680,755	$1,866,989	$656,053

Level 2	692,603	101,437	-

Level 3	-	377,558	231,090
Total investments	$3,373,358	$2,345,984	$887,143

The gains and losses on investments by category is as follows:

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2021

	December 31, 2021	December 31, 2020	December 31, 2019
Marketable Equity Securities - Level 1
Publicly traded investments - realized gain (loss)	$559,850	$931,440	$1,481,192
Publicly traded investments - unrealized gain (loss)	235,916	385,076	2,552

Non-Marketable Debt Securities - Level 2
Private bonds - unrealized gain (loss)	11,720	937	-
Private investments - unrealized gain (loss)	(92,963)	-	-

Non-Marketable Equity Securities - Level 3
Private investments - realized gain (loss)	-	-	(8,499)
Private investments - impairment	(211,018)	-	-
Private investments - unrealized gain (loss)	-	29,246	10,110
Total investments	$503,505	$1,346,699	$1,485,100

5. EQUIPMENT

	December 31, 2021
	Cost	Accumulated Amortization	Net Book Value

Exploration equipment	$2,067,077	$1,682,822	$384,255
Vehicles	718,505	502,633	215,872
	$2,785,582	$2,185,455	$600,127

The Company expensed $173,667 for amortization in 2021.

	December 31, 2020
	Cost	Accumulated Amortization	Net Book Value

Exploration equipment	$2,034,869	$1,591,813	$443,056
Vehicles	547,294	419,975	127,319
	$2,582,163	$2,011,788	$570,375

The Company expensed $154,939 for amortization in 2020.

	December 31, 2019
	Cost	Accumulated Amortization	Net Book Value

Exploration equipment	$1,805,789	$1,472,127	$333,662
Vehicles	456,784	384,722	72,062
	$2,262,573	$1,856,849	$405,724

The Company expensed $142,323 for amortization in 2019.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2021

6. MINERAL PROPERTIES

	December 31, 2021	December 31, 2020	December 31, 2019

Acquisition costs	$1,607,729	$1,607,729	$1,607,729
Asset retirement obligation (Note 7)	8,133	8,133	8,133
Option payments received	(881,440)	(881,440)	(881,440)
Total	$734,422	$734,422	$734,422

The Projects were purchased as a group in 2003, and the purchase price was not allocated between the properties and camp facilities.

Kibi, Kwabeng and Pameng Projects

The Company holds the mineral rights over the lease area for Kibi , Kwabeng, and Pameng Projects, all of which are located in Ghana. All three mining leases grant the Company the right to produce gold. The Kwabeng and Pameng mining leases expired on July 26, 2019.

All required documentation to extend the lease for our Kibi Project (formerly known as the Apapam Project) for 15 years from December 17, 2015 has been submitted to the Ghana Minerals Commission. No additional information was requested or submitted in the year ended December 31, 2021. As of these extensions generally take years for the regulatory review to be completed, and the Company is not yet in receipt of the renewal extension approval. However, until the Company receives the renewal extension approval, the old lease remains in force under the mineral laws. The renewal extension is in accordance with the terms of application and payment of fees to the Minerals Commission.

The Company has applied to Minerals Commission for a renewal extension for the Kwabeng and Pameng mining leases and has submitted all the required documentation to renew and extend these leases for a further 15 years.

All gold production will be subject to a production royalty of the net smelter returns ("NSR") payable to the Government of Ghana.

Banso and Muoso Projects

During the year ended December 31, 2010, the Company made an application to Mincom to convert a single prospecting license ("PL") securing its interest in the Banso and Muoso Projects located in Ghana to a mining lease covering the lease area of each of these Projects. This application was approved by Mincom who subsequently made recommendation to the Minister of Lands, Forestry and Mines to grant an individual mining lease for each Project. On January 6, 2011, the Government of Ghana granted two mining leases for these Projects. These mining leases grant the Company mining rights to produce gold in the respective lease areas until January 5, 2025 with respect to the Banso Project and until January 5, 2024 with respect to the Muoso Project. These mining leases supersede the PL previously granted to the Company. Among other things, both mining leases require that the Company:

i) pay the Government of Ghana a fee of $30,000 in consideration of granting of each lease (paid in the March 2011 quarter);

ii) pay annual ground rent of GH¢189,146 (approximately USD$35,688) for the Banso Project and GH¢202,378 (approximately USD$38,185) for the Muoso Project;

iii) commence commercial production of gold within two years from the date of the mining leases; and

iv) pay a production royalty to the Government of Ghana. The Company has filed for the necessary permits to commence work on the project. The permits were approved and work has commenced on the properties.

Mining Lease and Prospecting License Commitments

The Company is committed to expend, from time to time fees payable

(a) to the Minerals Commission for:

(i) a grant or renewal of an expiry date of a prospecting license (currently an annual fee maximum of $70.00 per cadastral unit/or 21.24 hectare);

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2021

(ii) a grant or renewal of a mining lease (currently an annual fee maximum of $1,000.00 per cadastral units/or 21.24 hectare); and

(iii) annual operating permits;

(b) to the Environmental Protection Agency ("EPA") (of Ghana) for:

i) processing and certificate fees with respect to EPA permits;

ii) the issuance of permits before the commencement of any work at a particular concession; or

iii) the posting of a bond in connection with any mining operations undertaken by the Company;

(c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed.

7. ASSET RETIREMENT OBLIGATION

	December 31, 2021	December 31, 2020	December 31, 2019

Balance, beginning of year	$140,397	$158,914	$188,228
Change in obligation	(47,054)	(18,517)	(29,314)
Accretion expense	-	-	-
Balance, end of year	$93,343	$140,397	$158,914

The Company has a legal obligation associated with its mineral properties for clean up costs when work programs are completed. Most of the cash will be spent to return the grade of disturbed land to its original state and to plant vegetation.

The rehabilitation obligation is estimated at $93,343 (2020 - $140,397, 2019 - $158,914). During 2021, 2020 and 2019, the obligation was estimated based on actual reclamation cost experience on an average per acre basis and the remaining acres to be reclaimed. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred. The Company has been required by the Ghanaian government to post a bond of US$296,322 which has been recorded in restricted cash.

8. INVENTORIES

Inventories consisted of the following:

	December 31, 2021	December 31, 2020	December 31, 2019

Raw materials	$975,270	$841,978	$393,034

Inventory consists of raw gold awaiting transport to the smelter.

9. CAPITAL STOCK

Authorized stock

The Company's authorized shares are 250,000,000 common shares with a par value of $0.001 per share.

Issuances of shares

During the year ended December 31, 2021, the Company issued 255,000 shares at prices between CAD$0.23 and CAD$0.65 per share for proceeds of CAD$118,750 ($94,929) on exercise of stock options.

During the year ended December 31, 2020, the Company issued 885,000 shares at CAD$0.50 per share for proceeds of CAD$442,500 ($334,132) on exercise of warrants and issued 346,500 shares at prices between CAD$0.15 and CAD$0.50 per share for proceeds of CAD$94,575 ($71,912) on exercise of stock options.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2021

The Company did not issue shares during the year ended December 31, 2019.

Cancellation of shares

During the year ended December 31, 2021, a total of 379,300 shares were re-purchased for $315,235 and were cancelled. A further total of 5,200 common shares were re-purchased in 2020 for $4,857 were cancelled in 2021. A total of 17,600 common shares were re-purchased in 2021 for $13,294 and held in treasury. These 17,600 shares were cancelled in January 2022.

During the year ended December 31, 2020, a total of 233,600 shares were re-purchased for $116,954 and were cancelled. A further total of 25,000 common shares were re-purchased in 2019 for $9,430 were cancelled in 2020. A total of 5,200 common shares were re-purchased in 2020 for $4,857 and held in treasury. These 5,200 shares were cancelled in January 2021.

During the year ended December 31, 2019, a total of 401,800 common shares were re-purchased for $124,145 and cancelled. A total of 25,000 common shares were re-purchased for $9,430 and held in treasury. These 25,000 shares were cancelled in January 2020.

Stock options

At June 30, 2011, the Company adopted a new 10% rolling stock option plan (the "2011 Plan") and cancelled the 2005 equity compensation plan. Pursuant to the 2011 Plan, the Company is entitled to grant options and reserve for issuance up to 10% of the shares issued and outstanding at the time of grant. The terms and conditions of any options granted, including the number and type of options, the exercise period, the exercise price and vesting provisions, are determined by the Compensation Committee which makes recommendations to the board of directors for their approval. The maximum term of options granted cannot exceed 10 years.

The TSX's rules relating to security-based compensation arrangements require that every three years after the institution of a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable, all unallocated options must be approved by a majority of the Company's directors and by the Company's shareholders. The Board approved all unallocated options under the Option Plan on March 26, 2020 which was approved by the Company's shareholders at the annual and special meeting held on June 25, 2020.

At December 31, 2021, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date

120,000	CDN$0.59	May 31, 2022
125,000	CDN$0.27	July 1, 2022
382,000	CDN$0.15	December 31, 2022
54,000	CDN$0.60	June 1, 2025
250,000	CDN$0.20	October 8, 2025
360,000	CDN$1.23	October 23, 2025
400,000	CDN$0.40	May 5, 2026
690,000	CDN$0.30	July 1, 2026

Stock option transactions and the number of stock options outstanding are summarized as follows:

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2021

	December 31, 2021		December 31, 2020		December 31, 2019
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,636,000	$0.35	2,615,000	$0.23	2,615,000	$0.23
Granted	-	-	534,000	0.80	-	-
Exercised	(255,000)	0.38	(346,500)	0.21	-	-
Cancelled/Expired	-	-	(166,500)	0.31	-	-
Outstanding, end of year	2,381,000	$0.32	2,636,000	$0.35	2,615,000	$0.23

Exercisable, end of year	2,381,000	$0.32	2,636,000	$0.35	2,615,500	$0.23

The aggregate intrinsic value for options vested and for total options as of December 31, 2021 is approximately $1,096,069 (December 31, 2020 - $1,666,776, December 31, 2019 - $688,753). The weighted average contractual term of stock options outstanding and exercisable as at December 31, 2021 is 1.92 years (December 31, 2020 - 3.3 years, December 31, 2019 - 4.1 years).

The fair value of stock options granted, vested, and modified during the year ended December 31, 2021 was $2,504, (December 31, 2020 - $196,115, December 31, 2019 was $10,642) which has been included in general and administrative expense.

The following assumptions were used for the Black-Scholes valuation of stock options issued during the years ended December 31, 2021, 2020, and 2019:

	2021	2020	2019

Risk-free interest rate	-	1.75%	1.75%
Expected life	-	1.8 to 2.6 years	1.8 to 2.6 years
Annualized volatility	-	73%	73%
Dividend rate	-	-	-

The Company did not issue stock options during the years ended December 31, 2021.

During 2020 the Company granted 314,000 options to insiders at a prices between $0.47 (CAD$0.60) and $0.96 (CAD$1.23). A further 100,000 options were granted to non-insiders at between $0.47 (CAD$0.60) and $0.96 (CAD$1.23). Consultants received 120,000 options priced at $0.47 (CAD$0.60).

The Company did not issue stock options during the years ended December 31, 2019.

Warrants

At December 31, 2021 and 2020, there were no warrants outstanding.

Warrant transactions and the number of warrants outstanding are summarized as follows:

	2021	2020		2019

Balance, beginning of period	-	1,250,000	CAD$0.50	1,250,000	CAD$0.50
Issued	-	-		-	-
Exercised	-	(885,000)		-
Expired	-	(365,000)		-
Balance, end of period	-	-	-	1,250,000	CAD$0.50

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2021

Under US GAAP when the strike price of the warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity's own stock, and would consequently be considered to be a derivative liability. The common share purchase warrants described above are denominated in CAD dollars and the Company's functional currency is the US dollar. As a result, the Company determined that these warrants are not considered indexed to the Company's own stock and characterized the fair value of these warrants as derivative liabilities upon issuance. The derivative will be subsequently marked to market through income.

The Company determined that the fair value of the warrant liability using the Black-Scholes Options Pricing Model at May 25, 2016 to be $70,712. In August 2017, the Company extended the term of the non-broker warrants until August 25, 2018 and decreased the strike price of the warrants to CAD$0.50. The Company determined that the warrant extension created a fair value of the warrant liability using the Black-Scholes Options Pricing Model at August 25, 2017 of $17,112.

The Company recorded the full value of the derivative as a liability at issuance and recognized the amount as financing expense in the consolidated statement of operations. In August 2017, a further charge was recognized when the non-broker warrants were extended and the strike price was changed. At December 31, 2021, 2020, and 2019, the fair value adjustment was recognized in the consolidated statement of operations.

The fair value of the warrants estimated at December 31, 2021 using the Black-Scholes Options Pricing Model was $Nil (December 31, 2020 - $Nil, December 31, 2019 - $137,313).

10. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2021, 2020 and 2019, the Company entered into the following transactions with related parties:

	December 31, 2021	December 31, 2020	December 31, 2019

Consulting fees paid or accrued to officers or their companies	1,124,304	$894,616	$701,957
Directors' fees	2,398	2,238	2,257

Stock option grants to officers and directors	-	123,837	-
Stock option grant price range	-	CAD$0.60 to CAD $1.23	-

Of the total consulting fees noted above, $772,494 (December 31, 2020 - $531,527, December 31, 2019 - $399,365) was incurred by the Company to a private company of which a related party is a 50% shareholder and director. The related party was entitled to receive $386,247 (December 31, 2018 - $265,764, December 31, 2019 - $199,683) of this amount. As at December 31, 2021, a balance of $90,538 is included in accounts payable (December 31, 2020 - a prepaid balance of $12,065, December 31, 2019, $83,592 balance payable,) exists to this related company and $Nil remains payable (December 31, 2020 - $Nil, December 31, 2019 - $3,800) to the related party for expenses earned for work on behalf of the Company. The CEO of the Company made a $50,000 payment on behalf of the Company in 2021. This balance was repaid in 2022.

During 2020 the Company granted 314,000 options to insiders at a prices between of $0.47 (CAD$0.60) and $0.96 (CAD$1.23). A total of $123,837 was included in consulting fees related to these options. During 2021 and 2019 the Company did not grant stock options to insiders.

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	December 31, 2021	December 31, 2020	December 31, 2019

Cash paid during the period for:
Interest	$-	$-	$-
Income taxes	$288,192	$94,992	$-

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2021

The Company paid $288,192 (December 31, 2020 - $94,992, December 31, 2019 - $Nil) related to income tax in the period and accrued a further $800,000 (December 31, 2020 - $200,000, December 31, 2019 - $Nil) for expected income tax payments related to activities in Ghana. There were no other significant non-cash transactions during the years ended December 31, 2021, 2020, or 2019.

12. DEFERRED INCOME TAXES

On November 30, 2012, the Company changed its residency address from the USA to the British Virgin Islands("BVI"). The Company has no presence/nexus within the United States of America, nor any of its States and therefore is not required to file Income/Franchise, etc. tax returns in the United States of America, nor any of its States. Therefore, no US Tax provision is required with this filing, based upon Management representations, as described. The Company is not subject to any corporate income tax in the BVI. In Ghana, the Company is subject to a 35% income tax rate.

	2021	2020	2019
Pre tax income	$2,303,646	$2,155,241	$2,247,957

Tax at the BVI rate 0%	-	-	-
Tax in Ghana at 35%	806,761	446,612	442,229
Temporary differences	281,431	(151,620)	(442,229)
Income tax	$1,088,192	$294,992	$-

The Company does not have any deferred tax assets or deferred tax liabilities available for use at December 31, 2021.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The major temporary differences that gave rise to the deferred tax assets and liabilities are as follows: net operating losses carryforwards, and tax credits carryforwards. The deferred tax assets were fully used to shelter income tax in 2019.

13. SEGMENTED INFORMATION

The Company has one reportable segment, being the exploration and development of resource properties.

Geographic information is as follows:

	December 31, 2021	December 31, 2020	December 31, 2019

Cash and restricted cash:
Canada	$4,649,019	$4,330,650	$3,704,205
Ghana	322,631	416,928	573,356
Total cash and restricted cash	4,971,650	4,747,578	4,277,561
Capital assets
Canada	-	-	-
Ghana	1,334,549	1,304,797	1,140,147
Total capital assets	1,334,549	1,304,797	1,140,147
Total	$6,306,199	$6,052,375	$5,417,708

14. CONTINGENCY AND COMMITMENTS

a) Bond deposit

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2021

The Government of Ghana initially required an environmental bond of $385,000 for the Banso permit and $327,000 for the Muoso permit. The Company has submitted a request for a reduction of these fees to the government and is awaiting a response.

The Company has been required by the Ghanaian government to post a bond of US$296,322 which has been recorded in restricted cash (see Note 7).

b) Litigation

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company's business. The Company is not aware of any such legal proceedings other than below disclosed that will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

The Company is a party to three pending lawsuits. The first lawsuit claims mining activities of the Company are illegal and cause substantial environmental damage to the community. The second lawsuit claims that all leases issued to mining companies in Ghana violate the Ghana Constitution and are therefore illegal. The third lawsuit claims that an XG Mining contracted worker caused bodily harm on another person. The Company will defend itself in each of these lawsuits if required, and believes all cases are completely without merit and frivolous.

The Company is subject to additional legal proceedings and claims which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity.

On July 23, 2019, Minerals Commission issued four invoices totaling $4,654,800 to our Ghanaian subsidiary. These invoices were titled "Outstanding Annual Mineral Right Fees" for four of our concessions (Muoso, Banso, Pameng and Apapam), which Minerals Commission indicated were related to the period from 2013 to 2018, for new annual mineral fees. However, all of our mining leases all have a one-time fixed consideration fee, which was paid when our leases were granted. We responded to Minerals Commission (the "Letters") on September 23, 2019, objecting to the four improper invoices. Our Letters outline the specific violated terms of our leases and various mineral laws. The Minerals Commission has not responded to our Letters. Should Minerals Commission challenge our Letters, our Company could enter dispute resolution arbitration clause under the Mineral Act. We believe the invoices are not legally enforceable under the Mineral Act, and have not included any amount related to these invoices in our accounts.

(c) Credit risk

Financial instruments that are potentially subject to credit risk consist principally of trade receivables. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

(d) Exchange rate risk

The functional currency of the Company is US$, to date the majority of the revenues and costs are denominated in Ghana and a significant portion of the assets and liabilities are denominated in both Canada and Ghana. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$and Ghana currency. If Ghana depreciates against US$, the value of Ghana revenues and assets as expressed in US$financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

(e) Economic and political risks

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2021

The Company's operations are conducted in Ghana. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in Ghana, and by the general state of the Ghana economy.

The Company's operations in the Ghana are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in Ghana, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

f) Commodity price risk

We are exposed to fluctuations in commodity prices for gold. Commodity prices are affected by many factors, including but not limited to, supply and demand.

g) The Kwabeng and Pameng mining leases expired on July 26, 2019.

All required documentation to extend the lease for our Kibi Project (formerly known as the Apapam Project) for 15 years from December 17, 2015 has been submitted to the Ghana Minerals Commission. No additional information was requested or submitted in the year ended December 31, 2021. As of these extensions generally take years for the regulatory review to be completed, and the Company is not yet in receipt of the renewal extension approval. However, until the Company receives the renewal extension approval, the old lease remains in force under the mineral laws. The renewal extension is in accordance with the terms of application and payment of fees to the Minerals Commission.

15. SUBSEQUENT EVENT NOTE

Subsequent to December 31, 2021, 17,600 shares which were purchased in December 2021 were cancelled. In January 2022 and February 2022, a total of 84,000 shares were purchased and cancelled. In March 2022, the Company purchased 25,000 shares under the 2022 repurchase plan and these shares will be cancelled in the normal course of business.

Subsequent to December 31, 2021, the Company announced that it would proceed with a share repurchase plan in 2022. Under the terms of the plan, which commences on March 16, 2021, the Company will be able to repurchase up to 4,000,000 shares. In March 2022 the Company purchased 27,200 shares under the 2021 repurchase plan, which will be cancelled in the ordinary course of business.